
05048882

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to ____________________


RECD S.E.C.
JUN 2 9 2005
1080

Commission File No. 000-22012

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Winmark Corporation
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Winmark Corporation
4200 Dahlberg Drive
Minneapolis, Minnesota 55422-4837



WINMARK CORPORATION
401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

WINMARK CORPORATION
401(k) SAVINGS PLAN

Table of Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Winmark Corporation 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Winmark Corporation 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
May 27, 2005

WINMARK CORPORATION
401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Cash	$ 1,534	336
Investments, at fair value:		
Mutual funds	4,620,420	3,891,941
Winmark Corporation common stock	454,025	330,601
Participant loans	82,392	37,665
Total investments	5,156,837	4,260,207
Contributions receivable:		
Employer	64,500	78,796
Employee	—	10,647
Total contributions receivable	64,500	89,443
Net assets available for benefits	$ 5,222,871	4,349,986

See accompanying notes to financial statements.

WINMARK CORPORATION
401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Net assets available for benefits, beginning of year	$ 4,349,986
Increase during the year:	
Contributions:	
Employer:	
401(k) match	6,987
Discretionary	64,500
Employee:	
401(k) deferral	456,119
Total contributions	527,606
Investment income:	
Interest and dividend income	38,776
Net appreciation in fair value of investments	552,607
Net investment income	591,383
Benefit payments	(224,038)
Fees and commissions	(22,066)
Net increase during the year	872,885
Net assets available for benefits, end of year	$ 5,222,871

See accompanying notes to financial statements.

WINMARK CORPORATION
401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Net assets available for benefits, beginning of year	$ 4,349,986
Increase during the year:	
Contributions:	
Employer:	
401(k) match	6,987
Discretionary	64,500
Employee:	
401(k) deferral	456,119
Total contributions	527,606
Investment income:	
Interest and dividend income	38,776
Net appreciation in fair value of investments	552,607
Net investment income	591,383
Benefit payments	(224,038)
Fees and commissions	(22,066)
Net increase during the year	872,885
Net assets available for benefits, end of year	$ 5,222,871

See accompanying notes to financial statements.

(1) Description of the Plan

(a) General

Winmark Corporation 401(k) Savings Plan (the Plan) is a defined contribution plan established by Winmark Corporation (the Company) to provide retirement benefits to substantially all employees. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Plan Operations

Certain administrative costs totaling $5,300 and $4,390 for the Plan years ended December 31, 2004 and 2003, respectively, were paid by the Company. All other costs were paid by the Plan.

(c) Plan Administration

The Stanton Group, formerly DCA, Inc., is the administrator of the Plan. The Company retains Stanton Trust Company, N.A., formerly Marquette Trust Company, N.A. (Stanton), as trustee. Stanton holds, manages, invests, and distributes all assets of the Plan.

(d) Eligibility

Employees of the Company who have attained the age of 21 and have completed six months of service, as defined in the plan agreement, are eligible to participate in the Plan.

(e) Contributions

Participants may direct the Company to make pretax contributions to the Plan on their behalf through payroll deductions of up to 25% of their pretax compensation, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code (IRC).

The Company matches 50% of participant contributions up to 6% of participants' pretax compensation. A discretionary contribution may also be contributed by the Company, subject to certain limitations. In 2004 and 2003, discretionary contributions of $64,500 and $74,250, respectively, were made to the Plan.

(f) Participant Accounts

Participants' accounts are credited with their pretax contributions, Company 401(k) matching contributions, and an allocated share of the Company's discretionary contribution and plan earnings. Discretionary contributions are a set amount per eligible participant. The Company's 401(k) matching contributions are allocated to each participant's account based on pretax contributions. Plan earnings are allocated based on participant account balances, as defined.

(g) Vesting

Participants are fully vested in their pretax contributions, earnings thereon, and their rollovers. Each participant becomes vested in the Company's contributions according to the following vesting schedule. Additionally, employee account balances become fully vested and nonforfeitable upon attainment of age 65, total disability or death during the term of employment, or upon termination of the Plan.

	Vesting percentage
Years credited for vesting purposes under the Plan:	
Less than one	0%
One	20
Two	40
Three	60
Four	80
Five or more	100

(h) Forfeitures

Beginning in 2003, forfeitures of terminated participants' nonvested accounts related to employer matching and profit sharing contributions are credited against future employer matching account contributions and/or profit sharing account contributions. Forfeitures from matching and profit sharing accounts may also be used to pay plan expenses. During the plan years 2004 and 2003, forfeitures of $134,037 and $10,224, respectively, were used to reduce employer matching contributions.

(i) Loans to Participants

A participant may obtain a loan for up to the lesser of one-half of the participant's vested account balance or $50,000. The loan must be repaid with interest at prime plus 2% over a maximum of five years. Interest rates ranged from 6.0% to 10.5% and 6.0% to 11.0% during the years ended December 31, 2004 and 2003, respectively.

(j) Rollover Contributions

The provisions of the Plan allow participants who receive qualifying rollover distributions from benefit trusts of other employers to transfer such amounts to the Plan.

(k) Distribution of Benefits

Upon termination of service, a participant (or the participant's beneficiary in the case of death) will receive the vested portion of his or her account as a lump-sum payment, a rollover, or in installments.

(Continued)

(l) *Plan Amendment and Termination*

The Plan was amended effective January 1, 2004 to no longer include a nonresident alien who receives no earned income from a participating employer within the United States as a covered employee in the plan.

The Plan was amended effective May 14, 2004 to include both Winmark Capital Corporation and Winmark Business Solutions as participating employees in the plan.

Although it has not expressed any intention to do so, the Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan's termination, participants would become 100% vested and all assets of the Plan would be distributed to participants in accordance with the Plan.

(2) Significant Accounting Policies and Procedures

(a) *Basis of Accounting*

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) *Investment Valuation and Income Recognition*

Investments of the Plan are stated at fair value except for the Stable Return Fund which is stated at contract value which approximates market value. Shares of registered investment companies and Company stock are measured at quoted market prices in an active market, which represent the net asset value of shares held by the Plan at year-end. Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their historical cost. Unrealized appreciation or depreciation of investments represents changes in the fair value of investments from the historical cost.

Purchases and sales of securities are reflected on a settlement-date basis; however as of December 31, 2004 and 2003, there were no unsettled transactions. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

(c) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the year. Actual results could differ from those estimates.

(d) *Risks and Uncertainties*

The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonable possible that changes in the values of the investments will occur in the near term and that such changes could materially affect

(Continued)

participants' account balances and the amounts reported in the statements of net assets available for benefits.

(3) Investments

Participants direct the Plan to invest their account balances in any one, or a combination of, the following nine funds managed by the trustee or in common stock of the Company:

Vanguard S&P 500 Index Fund

Stocks of large U.S. companies which make up the Standard & Poor's 500 Index. These stocks generally pay dividends and are best suited for investors seeking long-term growth and desiring to match the returns of the broad stock market.

Galliard Stable Return Fund

Interest-bearing account with a guarantee of principal by the issuing company. These accounts are usually issued by large insurance companies and are referred to as guaranteed insurance contracts. The fund is valued at contract value which approximates market value. The contracts held are fully benefit responsive.

Baron Asset Fund

Stocks of small- or medium-sized companies which are growing faster than most other companies of similar size. These stocks generally do not pay dividends and are best suited for investors seeking long-term capital appreciation.

Davis New York Venture Fund

Primarily equity securities of companies with market capitalizations of at least $250 million, although it may invest in securities of smaller companies and foreign issuers. Seeks growth of capital.

Evergreen Foundation Fund

Stocks and bonds of U.S. corporations combined in one account to provide investors with a balance between the two primary investment choices. Generally, balance accounts will experience less volatility than pure stock accounts due to the bond interest income which is received on a portion of the portfolio.

Strong Government Securities Fund

U.S. government and corporate bonds/notes with maturities of 5 to 15 years. The price of these investments will fluctuate with changes in interest rates (i.e., prices will rise when rates fall; prices will fall when rates rise).

Ivy International Fund

Stocks of companies located in developed countries of Western Europe, Canada, Australia, New Zealand, and Asia with market capitalization of $1.5 billion or greater.

Harbor Capital Appreciation Fund

Primarily invests in equity securities of companies who have a market capitalization of $1 billion or more. The fund may also invest in short-term obligations and foreign securities. Seeks long-term growth of capital.

Phoenix-Engemann Small and MidCap Growth Fund

Invests mainly in equity securities of companies who have a market capitalization below $1.5 billion and foreign securities. Seeks long-term growth of capital.

Winmark Corporation Common Stock

Invests in Winmark Corporation common stock.

The following investments represent 5% or more of Plan's net assets as of December 31:

		2004	2003
Davis New York Venture Fund	$	1,054,118	874,359
Baron Asset Fund		876,819	625,021
Galliard Stable Return Fund		743,919	690,558
Evergreen Foundation Fund		314,065	276,020
Vanguard S&P 500 Index Fund		661,255	565,223
Strong Government Securities Fund		306,979	334,870
Ivy International Fund		335,200	259,190
Winmark Corporation common stock		454,025	330,601

Net appreciation, including gains and losses on investments bought and sold, as well as held during the year, in the fair value of the Plan's investments is as follows:

		2004
Mutual funds	$	436,502
Winmark Corporation common stock		116,105
Net appreciation in fair value of investments	$	552,607

(4) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 9, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

(5) Party-in-interest Transactions

Stanton is a party-in-interest under ERISA with respect to the Plan. Investments by Stanton are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Company is a party-in-interest with respect to the Plan. The Company is the administrator of the Plan and the Plan invests in Company stock. These activities are exempt when considering prohibited transactions under ERISA Section 408(b).

(6) Subsequent Events

The Board elected on May 4, 2005 to change Plan administrators from Stanton Group to T. Rowe Price. Plan assets will be transferred as of June 30, 2005.

The Plan will discontinue Winmark Corporation stock as an investment option effective June 30, 2005.

Schedule 1

WINMARK CORPORATION
401(k) SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2004

Investment description	Shares held		Current value
Davis New York Venture Fund	34,347	$	1,054,118
Baron Asset Fund	16,695		876,819
Galliard Stable Return Fund	20,635		743,919
Evergreen Foundation Fund	18,388		314,065
Vanguard S&P 500 Index Fund	5,923		661,255
Strong Government Securities Fund	28,583		306,979
Ivy International Fund	14,343		335,200
Harbor Capital Appreciation Fund	6,698		192,017
Phoenix-Engemann Small and Midcap Growth Fund	4,588		136,048
Winmark Corporation common stock (no par value, cost $260,779)*	17,133		454,025
Participant loans (interest rates ranging from 6.0% to 10.5%) *			82,392
		$	5,156,837

*Denotes party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule 2

WINMARK CORPORATION
401(k) SAVINGS PLAN

Schedule of Reportable Transactions

Year ended December 31, 2004

5% series of transactions by security issue:

(a) Identity of party involved	(b) Relationship to plan employer or other party-in-interest	(c) Description of transactions	(h) Cost of asset	(i) Current value of asset	(j) Net gain
Baron Asset Fund	Broker	Purchases of Securities	$ 223,358	223,358	—
Baron Asset Fund	Broker	Sales of Securities	100,439	105,292	4,853
Davis NY Venture Fund	Broker	Purchases of Securities	222,812	222,812	—
Davis NY Venture Fund	Broker	Sales of Securities	136,161	146,564	10,403
Galliard Stable Return Fund	Broker	Purchases of Securities	335,216	335,216	—
Galliard Stable Return Fund	Broker	Sales of Securities	283,689	308,580	24,891

See accompanying report of independent registered public accounting firm.

EXHIBITS

23.1 Consent of KPMG, LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WINMARK CORPORATION
401(K) SAVINGS PLAN

June 28, 2005

By: Stanton Trust Company, N.A., Trustee

By: 

Title: Acting President

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Winmark Corporation 401(k) Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-3236) on Form S-8 of Winmark Corporation of our report dated May 27, 2005, relating to the statements of net assets available for benefits as of December 31, 2004 and 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the supplemental schedules as of and for the year ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Winmark Corporation 401(k) Savings Plan.

KPMG LLP

KPMG LLP

Minneapolis, Minnesota
June 27, 2005